Exhibit 4.25

ENGLISH TRANSLATION

FOR INFORMATION PURPOSES ONLY

TiGenix
Naamloze vennootschap die een openbaar beroep
op het spaarwezen doet of heeft gedaan
Romeinse straat 12 box 2
3001 Leuven
VAT BE 0471.340.123
RLE Leuven
(the “Company”)

Warrants plan 2017

1	Definitions

For the purposes of this warrants plan 2017 (the “Plan”), the following terms shall have the following meaning:

“Shares” means the common shares in the Company, issued pursuant to the exercise of Warrants; they shall carry the same rights as the other shares in the Company.

“Beneficiaries” means the physical persons or legal entities to which Warrants have been granted in accordance with this Plan.

“Subsidiary” means a company that, at any given time during the duration of the Warrants as specified in article 4.4 of this Plan, is or was controlled by the Company as a parent company within the meaning of article 6, 1° of the Companies Code.

“End of the Cooperation” means (i) the effective date of the termination, for whatsoever reason, of the employment contract between the concerned Warrant Holder and the Company or a Subsidiary, (ii) the effective date of the termination, for whatsoever reason, of the director’s mandate exercised by the concerned Warrant Holder within the Company or a Subsidiary, or (iii) the effective date of the termination, for whatsoever reason, of the services agreement between the concerned Warrant Holder and the Company or a Subsidiary. Such termination will not imply the “End of the Cooperation”, however, if the termination of the relationship with the Subsidiary or the Company is accompanied by the simultaneous entering into of an employment agreement with the Company or a company controlled (as defined in article 5, §1 of the Companies Code) by the Company at that time, by the simultaneous appointment as a director of the Company or a company controlled by the Company at that time, or by the simultaneous entering into of a services agreement with the Company or a company controlled by the Company at that time.

“Personal Data” has the meaning as defined in article 7.2.

“Board of Directors” means the board of directors of the Company.

“Rightful Claimants” means the legal heirs of a deceased Warrant Holder.

“Exercise Periods” means the periods during which, in accordance with article 6.2 of this Plan, the Warrant Holder can exercise the Warrants attributed to him/her/it so as to acquire Shares in the Company.

ENGLISH TRANSLATION

FOR INFORMATION PURPOSES ONLY

“Company” means the limited liability company (naamloze vennootschap) TiGenix having its registered office at 3001 Leuven, Romeinse straat 12 box 2, registered in the register of legal entities (Leuven) under number 0471.340.123.

“Data Controller” has the meaning as defined in article 7.1.

“Warrant” means a subscription right regarding a newly to be issued Share in the Company, attributed in accordance with the issuance conditions mentioned in this Plan.

“Warrant Holder” means a physical person or a legal entity to whom (i) the Company has attributed Warrants and who/that has completely or partially accepted these Warrants in a timely manner, or (ii) Warrants were transferred in accordance with the terms and conditions of this Plan.

2	Object of the Plan

The exercise of a Warrant entitles the Warrant Holder to subscribe to one (1) Share.

In the framework of this Plan a maximum of five million five hundred and five thousand four hundred seventy-seven (5,505,477) Warrants can be issued. Consequently, the Company can issue up to five million five hundred and five thousand four hundred seventy-seven (5,505,477) Shares as a result of the exercise of the Warrants.

3	Offering and acceptance of the Warrants

The Warrants can be offered until twelve (12) months after the issuance of the Warrants (included) by the Board of Directors to the CEO (Eduardo Bravo) and the independent directors of the Company (with application of the conflict of interest procedure set out in article 523 of the Companies Code and, as far as the independent directors are concerned, after approval by the shareholders’ meeting) and to employees of the Company or a Subsidiary.

Warrants will primarily be granted to employees of the Company or its Subsidiaries. The Board of Directors will make sure that the number of Beneficiaries who are not an employee of the Company or its Subsidiaries only will make up a minority of the total number of Beneficiaries.

The total number of Beneficiaries shall, in any event, be lower than 150.

Each Beneficiary has the possibility to accept or to refuse the individual offering of Warrants by the Board of Directors. The acceptance of Warrants needs to be done in writing by checking the option acceptance, mentioning the number of accepted Warrants, on the answer form prepared for these purposes. The answer form must be completed and signed by the Beneficiary and be delivered to the Company prior to the relevant date stated therein. If the Beneficiary does not accept in writing the offer of Warrants prior to the ultimate date stated in the answer form, he/she/it is deemed to have refused the offer of Warrants.

Notwithstanding the foregoing, the offering and acceptance of Warrants may also be included in a specific warrant agreement, or inserted in another agreement signed by the Company and the Beneficiary.

Offered Warrants that are refused by the Beneficiary or that are not timely accepted in writing, shall become automatically null and void and cannot be offered again.

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4	Terms and conditions of the Warrants

4.1	Warrant price

The Warrants are granted free of charge.

4.2	Vesting

When granting the Warrants, the Board of Directors may freely decide if, when and to which extent the attributed Warrants will definitively vest for the Warrant Holders.

Unless the Board of Directors (after approval by the shareholders’ meeting regarding any Warrants granted to independent directors) decides otherwise at the time of the grant of the Warrants and subject to the End of the Cooperation, (i) 1/3rd of the Warrants granted to a Warrant Holder will be deemed definitively vested for the latter on the first anniversary of the granting of the Warrants and (ii) 1/24th of the remaining 2/3rd of the Warrants granted to such Warrant Holder will definitively vest on the last day of each of the 24 months following the month of the first anniversary of the granting of the Warrants.

The Board of Directors and/or the CEO acting together with the Chairman of the Company’s Nomination and Remuneration Committee (subject to the approval by the shareholders’ meeting regarding any Warrants granted to independent directors) can also decide to modify the vesting conditions after the granting of Warrants, provided that the rights of the Warrant Holder may not be restricted without the latter’s consent and that only the Board of Directors can modify the vesting conditions in case of Warrants granted to the CEO. Prior to the End of the Cooperation, the Board of Directors or the CEO acting together with the Chairman of the Company’s Nomination and Remuneration Committee will, for example, in mutual agreement with the Warrant Holder, be able to allow that all or a part of the Warrants that have not yet definitively vested at the End of the Cooperation, are definitively vested.

4.3	Exercise price

Unless the Board of Directors at the time of the grant of the Warrant determines a higher exercise price, the exercise price of a Warrant will be equal to the lowest of the following prices:

•	the last closing price of the TiGenix share on Euronext Brussels prior to the date on which the Warrant is offered; or

•	the average closing price of the TiGenix share on Euronext Brussels over the 30 day period preceding the date on which the Warrant is offered,

it being understood that, for Beneficiaries of the Plan that are not employees of the Company or its Subsidiaries, the exercise price cannot be lower than the average closing price of the TiGenix share on Euronext Brussels over the 30 day period preceding the date of issuance of the Warrants.

The exercise price may never be below the par value of the existing shares at the date on which the Warrants were issued (being EUR 0.10).

Upon exercise, the portion of the exercise price up to the par value of the existing shares (being EUR 0.10) needs to be recorded as capital. The portion of the exercise price exceeding the par value of the existing shares needs to be recorded on a separate account unavailable for distribution called “Issuance premiums”.

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4.4	Duration of the Warrants

The Warrants have a duration of ten (10) years as from the date of the Board of Directors’ meeting deciding on the issuance of the Warrants.

4.5	Nature

The Warrants are and will remain registered. They will be recorded in the register of warrant holders, which will be kept by the Company at the registered office, mentioning the identity of each Warrant Holder and the number of Warrants held by such holder.

4.6	Modification of the Company’s capital structure

Contrary to article 501 of the Companies Code and without prejudice to the exceptions provided for by law, the Company shall retain the right to take decisions and close transactions that could have an influence on its capital, the distribution of profit or the liquidation bonuses, or that could possibly have another influence on the Warrant Holders’ rights, except if such decisions or transactions only are aimed at diminishing the Warrant Holders’ benefits.

In case the rights of the Warrant Holder are affected by such decision or transaction, the Warrant Holder will not be entitled to a modification of the exercise price or the exercise conditions, nor to any other form of financial or other compensation. The Board of Directors may, at its own discretion, make amendments to the number of Shares to which one Warrant relates and/or to the exercise price, however. As soon as reasonably possible, the Company will inform the Warrant Holder of any such amendment by way of a written notification.

In case of merger, split and/or share split, the subscription rights relating to the Warrants outstanding on the date of such transaction, as well as the exercise price relating to these Warrants, will be modified in accordance with the exchange ratio used for the existing shares in the Company pursuant to the merger, split and/or share split, without taking into account fractions.

5	End of the Cooperation - Transfer of the Warrants

5.1	End of the Cooperation

At the End of the Cooperation of a Warrant Holder, all Warrants that have been granted to the concerned Warrant Holder but that have not yet vested in accordance with article 4.2 shall become automatically null and void, unless, prior to the End of the Cooperation, it is expressly agreed otherwise in writing between the Company and the Warrant Holder in accordance with article 4.2.

5.2	Member of the group

Unless the Board of Directors decides otherwise, all Warrants that have not yet vested in accordance with article 4.2 shall become automatically null and void in case the company (other than the Company), in which the Warrant Holder is a director or of which the Warrant Holder is an employee or consultant, is no longer controlled (as defined in article 5, §1 of the Companies Code) by the Company.

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5.3	Decease

If a Warrant Holder deceases, all Warrants of the deceased Warrant Holder that have vested already in accordance with article 4.2 of this Plan at the time of his/her decease, are transferred to the Rightful Claimants of the Warrant Holder, and they will be exercisable at the ordinary moment and in accordance with the modalities defined in these issuance conditions. All Warrants that have not yet vested in accordance with article 4.2 of this Plan at the time of the decease of the Warrant Holder shall become automatically null and void.

5.4	Transferability

Unless the Board of Directors decides otherwise, the Warrants are not transferable inter vivos once they have been granted to a Beneficiary, and may not be pledged or encumbered in any other way. Warrants that have been pledged or encumbered in violation of the preceding, shall become automatically null and void.

6	Exercise of the Warrants

6.1	Exercisability of the Warrants

6.1.1	The Warrants can only be exercised by the Warrant Holder if they have definitively vested pursuant to article 4.2. The Warrants that consequently become exercisable, must be exercised in accordance with the exercise modalities provided for in article 6 and provided that, if applicable, the “Dealing Code” of the Company is complied with. In deviation from the foregoing, Warrants granted to persons falling within the scope of application of the first paragraph of article 520ter of the Belgian Companies Code, can only be exercised after expiry of a period of three (3) years starting on the date on which such Warrants were granted, unless the Board of Directors (after approval by the shareholders’ meeting regarding any Warrants granted to independent directors) decides otherwise at the time of or after the grant of the Warrants.

6.1.2	In case the Warrants, that are not yet exercisable in accordance with the terms and conditions of the Plan, become prematurely exercisable in accordance with article 501 of the Companies Code and are effectively exercised in accordance with such article, the Shares that are issued as a result of such exercise will not be transferable until the moment that the Warrants would have been exercisable pursuant to the terms and conditions of the Plan, unless express approval is obtained from the Company.

6.1.3	In case Warrants that are effectively vested would not be exercised at the latest on the last day of the last Exercise Period during the duration of the Warrants as set out in article 4.4, such Warrants shall become automatically null and void.

6.2	Exercise Periods

Without prejudice to article 6.1.1, the Warrants can be exercised until the end of the duration as set out in article 4.4 during the following “Exercise Periods” of each year that they are validly exercisable:

•	1 May until 31 May (included); and

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•	1 November until 30 November (included).

Within the legal boundaries, the Board of Directors can decide to amend the Exercise Periods without being able to shorten them, however. For example, in order to avoid insider trading, the Board of Directors can decide to introduce closed periods, during which the Warrants cannot be exercised. If such closed periods would fall within the aforementioned Exercise Periods, the Board of Directors can determine one or more additional Exercise Periods as compensation and communicate the new Exercise Periods in writing to the Warrant Holders.

Warrants cannot be exercised and/or the Shares cannot be traded in the event that the Warrant Holder has inside information. In accordance with article 2, 14° of the Law of 2 August 2002 on the supervision of the financial sector and on financial services, “inside information” means any information of a precise nature which has not been made public, relating, directly or indirectly, to the Company or to one or more financial instruments issued by the Company and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or derivatives thereof.

Warrant Holders whose exercise rights are limited as a consequence of the conditions of this Plan or of the “Dealing Code” of the Company, are never entitled to any indemnification or compensation from the Company.

The exercise of the Warrants at the exercise price is unconditional.

6.3	Change of control

6.3.1	In the event of a change of control (as defined in article 5, §1 of the Companies Code) over the Company, the Board of Directors has the power to shorten, in deviation of articles 6.1.1 and 6.2, the Exercise Periods provided that it shall offer the Warrant Holder a term of at least one (1) month in which the Warrant Holder can exercise his/her/its Warrants, provided that, if applicable, the “Dealing Code” of the Company is complied with.

6.3.2	In the event of a change of control (as defined in article 5, §1 of the Companies Code) over a Subsidiary, the Board of Directors has the power to shorten, in deviation of articles 6.1.1 and 6.2, the Exercise Periods of the Warrants that are held by Warrant Holders who are an employee, director or consultant of such Subsidiary, provided that it shall offer the relevant Warrant Holder a term of at least one (1) month in which the relevant Warrant Holder can exercise his/her/its Warrants, provided that, if applicable, (i) the Board of Directors decided to deviate from article 5.2, and (ii) the “Dealing Code” of the Company is complied with.

6.3.3	Notwithstanding any other provision of this Plan, any such reduction of the Exercise Periods shall be accompanied by the right of each relevant Warrant Holder, who is not yet at the End of the Cooperation at that time, to exercise immediately all of the Warrants granted to and accepted by him and that have not yet expired (including Warrants that have not yet vested definitively in accordance with article 4.2).

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6.4	Public takeover bid - Squeeze-out

The transfer restrictions provided for by article 5.4 of this Plan are not applicable to transfers of Warrants pursuant to a public takeover bid or a public squeeze-out bid on the securities in the Company.

6.5	Exercise restrictions

The Board of Directors may impose additional restrictions and conditions to the exercisability of the Warrants at the time the Board of Directors grants them. At the moment of granting, the Board of Directors will, for example, be able to determine that the Warrants that are definitively vested only can be exercised (i) after expiry of a certain period after the grant of the Warrants or (ii) after the satisfaction (or waiver by the Company) of certain conditions precedent (such as, for example, the achievement of certain milestones by the Company) as may be determined by the Board of Directors.

6.6	Exercise modalities

In order to exercise a Warrant, at the latest on the last day of the last Exercise Period during the duration of the Warrants, the Company needs to receive a written notice of exercise of the Warrants. The notification shall take place by registered mail, against receipt confirmation, or by personal delivery to the Board of Directors or the secretary of the Company at the registered office of the Company. The notice shall be signed by the Warrant Holder (or, if applicable, his/her Rightful Claimant(s)) and must explicitly state the number of Warrants being exercised and the number of Shares consequently being subscribed to. If the Warrants are exercised by one or more Rightful Claimants, the notice of exercise needs to be accompanied by an appropriate proof of the right of this person or these persons to exercise the Warrants.

The full payment of the exercise price of the exercised Warrants needs to be deposited by wire transfer on a blocked account of the Company of which the bank account number is communicated by the Board of Directors or the CEO. This payment shall take place within ten (10) business days after having received the aforementioned communication of the bank account number from the Board of Directors or the CEO, or within ten (10) business days after the date of the notice of exercise in the event that the bank account number concerned has already previously been communicated by the Board of Directors or the CEO.

6.7	Issuance of Shares

The Company will only be obliged to issue Shares as a result of the exercise of the Warrants if the conditions set out in article 6 have been fulfilled.

As soon as the exercise conditions have been fulfilled, the concerned new Shares will be issued, taking the required administrative formalities into account. To this effect, the Board of Directors or two directors acting jointly will timely, and at least once per quarter, acknowledge before a notary public that the capital was increased in accordance with article 591 of the Companies Code.

The Shares that are issued as a result of the exercise of the Warrants will be common shares and will be fully profit sharing as from the beginning of the business year during which the Shares are issued and the following business years.

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At the option of the Company, and to the extent legally and practically possible, the Shares shall be delivered as registered shares (recorded in the name of the Warrant Holder (or, if applicable, his/her Rightful Claimant(s)) in the register of registered shares in the Company), or in dematerialised form. In case the Warrant Holder (or, if applicable, his/her Rightful Claimant(s)) explicitly indicates in his/her/its notice of exercise the form in which he/she/it wants to see the Shares delivered, the Company will deliver the Shares in the form requested to the extent legally and practically possible and to the extent that this would be in accordance with the articles of association of the Company. The Company will inform the concerned Warrant Holder (or, if applicable, his/her Rightful Claimant(s)) of the form of delivery in due time.

6.8	Approvals

All offerings and issuances of Shares shall be subject to the applicable consents, legislations and regulations as applicable at that point in time in Belgium or elsewhere. The Warrant Holder shall be responsible for complying with the necessary requirements in view of obtaining the consents required or avoiding that any consents would be required.

6.9	Articles of association

The Shares acquired pursuant to the exercise of the Warrants will be subject to the applicable provisions of the articles of association of the Company.

6.10	Listing

As long as the shares in the Company are listed on Euronext Brussels, the Company shall file an application for the listing of the Shares that are issued pursuant to this Plan on the regulated market of Euronext Brussels.

6.11	Rights as shareholders

The Warrant Holder does not have the rights and privileges of a shareholder regarding the Shares, to which the Warrants give right, until the date these Shares are issued by the Company to the Warrant Holder. Once the Shares have been issued by the Company to the Warrant Holder, the latter enjoys, in his/her/its capacity as shareholder of the Company, the same rights as the other shareholders.

7	Privacy and processing of Personal Data

To enable the set-up and management of the Plan and the management of the register of warrant holders and the register of registered shares, personal information about each Warrant Holder will need to be collected and used. This article 7 sets out the obligations of the Company and the rights of the Warrant Holders regarding this collection and use of personal information.

7.1	Identity of the person responsible for Personal Data

The Company is the so-called “Data Controller”, which is responsible for the collection and use of Personal Data necessary to set up and manage the Plan and to manage the register of warrant holders and the register of registered shares of the Company.

7.2	Nature of the Personal Data

The following items of information relating to the Warrant Holders will be collected and used:

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(i)	identification data (e.g. name, private or professional contact details);

(ii)	electronic identification data;

(iii)	personal characteristics (e.g. date of birth, gender, nationality);

(iv)	financial data (e.g. details regarding bank account);

(v)	details of all rights and other entitlements to the Warrants awarded, cancelled, vested, unvested or outstanding and to the Shares,

together the “Personal Data”.

7.3	Why and how Personal Data is collected and used

The Personal Data are collected via the Human Resources department and/or the payroll providers of the Company or its Subsidiaries. The Personal Data will be used exclusively for the purposes of the set-up and management of the Plan and the management of the register of warrant holders and the register of registered shares of the Company.

7.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	third party service providers designated by the Data Controller to collect and/or use Personal Data on behalf of the Data Controller in accordance with this article 7 for the purpose of the implementation, administration and management of the Plan and, if applicable, the register of warrant holders and the register of registered shares (so-called “data processors”);

(ii)	the employer of the Warrant Holders and other Subsidiaries for the above purposes;

(iii)	Euroclear to collect and/or use Personal Data on behalf of the Data Controller in accordance with this article 7 in the framework of the delivery in dematerialised form of the shares issued pursuant to the exercise of Warrants; and

(iv)	administrative or other authorities for the purpose of complying with legal obligations in connection with the Plan.

7.5	Legal basis allowing the Company to collect and use Personal Data

Through their acceptance of the Warrants, the Warrant Holders give their consent to the collection, processing and transfer of their Personal Data as described in this article 7. This consent will be relied upon by the Data Controller as the justification for collecting and using Personal Data.

7.6	Rights of the Warrant Holders

The Warrant Holders can exercise their right to (i) request access to, rectification or erasure of their Personal Data, (ii) a restriction of processing concerning their Personal Data, (iii) object to processing, (iv) data portability, by sending a written and signed request to the Data Controller for the attention of the legal department of the Company by e-mail (legal@tigenix.com).

The right to request access is the right to obtain a copy of the Personal Data undergoing processing.

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The Warrant Holders may withdraw their consent for the processing of their Personal Data in relation to the Plan at any time, but should be aware that such processing is a prerequisite for further participation in the Plan and that the Data Controller may still need to process Personal Data after such withdrawal of consent to comply with its legal and/or contractual obligations towards the Warrant Holders under the Plan. Such withdrawal will not affect the lawfulness of processing based on consent before the withdrawal.

Finally, if Warrant Holders are not satisfied with how the Company processes their Personal Data, they have the right to file a complaint with the Belgian Privacy Commission, which can be contacted online via its website www.privacycommission.be.

7.7	Storage period of the Personal Data

Personal Data in relation to the Plan will be stored for a period of five years following the termination of the Plan.

8	Miscellaneous

8.1	Modification and termination of the Plan

8.1.1	Modification of the Plan

The Board of Directors may modify all terms and conditions of the Plan to the extent that the express consent of the general shareholders’ meeting of the Company is not legally required.

8.1.2	National legislation

Notwithstanding any provision of the Plan, the Board of Directors may modify or extend the provisions of the Plan and the conditions of the Warrants to the extent that it considers this to be necessary or preferable to take into account, to limit the disadvantageous consequences of, or to be in compliance with foreign legislation, including, but not limited to, tax and financial legislation applicable to the Beneficiary, to the extent that the terms and conditions of the Warrants granted to such Beneficiary are not more advantageous than the terms and conditions of the Warrants granted to the other Beneficiaries.

8.1.3	Notification

After such modification, the Board of Directors shall notify in writing the Warrant Holder that is directly affected by the modification as soon as possible.

8.1.4	Termination of the Plan

The Board of Directors may terminate the Plan at any time. The Warrants that were granted prior to such termination shall remain valid and exercisable in accordance with the conditions of the Plan.

8.2	Costs and taxes

The costs regarding the issuance of the Warrants and the capital increase relating to the issuance and exercise of the Warrants are borne by the Company.

Warrant Holders (or, if applicable, his/her Rightful Claimant(s)) will have to bear any taxes (including but not limited to income taxes, capital gains taxes and stock exchange taxes) and employee or self-employed social security contributions due in connection with (a) the

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grant, exercise, and or transfer of the Warrants and (b) the delivery and ownership of the new Shares, in accordance with applicable tax and social security legislation.

The Company or a Subsidiary shall be entitled, in accordance with the applicable legislation or common practices, to perform a withholding on the cash part of the salary or the remuneration of the Warrant Holder in respect of the month in which the taxable moment takes place or on the cash part of the salary or the remuneration of the Warrant Holder in respect of any following month, and/or the Warrant Holder shall be obliged to pay to the Company or to a Subsidiary (in case this would be requested by the Company or a Subsidiary) the amount of any tax and/or employee social security contribution due as a result of the fact of the granting, becoming exercisable, exercise and/or transfer of the Warrants, or due in connection with the delivery of the new Shares.

8.3	Employment conditions

No provision of this Plan can be construed as creating an obligation of employment (either by way of an employment agreement, an appointment as director or a services agreement) between the Company and/or a Subsidiary and a Warrant Holder or an obligation for the Board of Directors to offer Warrants. Upon termination of the employment, the Warrant Holder shall in no event be entitled to demand damages within the framework of this Plan. The foregoing also applies, but is not limited to, the application of the tax legislation.

8.4	Nullity of a provision

The nullity or unenforceability of any provision of this Plan does not in any way affect the validity or enforceability of the remaining provisions of this Plan. In this case, the invalid or unenforceable provision will be replaced by an equivalent valid and enforceable provision having a similar economic effect for the parties concerned.

8.5	Applicable law

This Plan shall be governed by the laws of Belgium.

8.6	Competent courts

All disputes which cannot be settled amicably, shall fall within the exclusive competence of the Courts and Tribunals competent for the judicial district of Leuven.

8.7	Notices

Any notice to the Warrant Holders (and, if applicable, his/her Rightful Claimant(s)) shall be validly made to the address mentioned in the register of warrant holders.

Any notice to the Company, shall be validly made to the attention of the Board of Directors or the secretary of the Company at the address of the registered office of the Company.

Address modifications must be notified immediately by the Warrant Holders (and, if applicable, his/her Rightful Claimant(s)) to the Company in accordance with this provision.

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